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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 000-52370

CHINA FORTUNE ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Jinmao Tower, 88 Century Boulevard, Suite 4403, Pudong, Shanghai, People’s Republic of China	200121
(Address of Principal Executive Offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

CHINA FORTUNE ACQUISITION CORP.
(a corporation in the development stage)

INDEX TO FINANCIAL STATEMENTS

Page
Financial Statements
Balance Sheets	F-2
Statements of Operations	F-3
Statements of Shareholders’ Equity	F-4
Statements of Cash Flows	F-5
Notes to Financial Statements	F-6 – F-11

CHINA FORTUNE ACQUISITION CORP.
(a corporation in the development stage)
BALANCE SHEETS

	June 30,
	2008	December 31,
	(Unaudited)	2007
ASSETS
CURRENT ASSETS
Cash	$1,125,998	$1,281,727
Investments held in Trust Account	74,227,110	73,339,752
Prepaid expenses	126,421	133,542
Total current assets	75,479,529	74,755,021
Total assets	$75,479,529	$74,755,021

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accrued expenses	$45,587	$8,102
Deferred underwriters fees	1,875,000	1,875,000
Total current liabilities	1,920,587	1,883,102
Ordinary shares, subject to possible conversion, 2,811,563 shares at conversion value
	22,268,125	22,001,918
Total liabilities	24,188,712	23,885,020
SHAREHOLDERS' EQUITY
Preferred shares, $.0001 par value Authorized 1,000,000 shares; none issued	-	-
Ordinary shares, $.0001 par value Authorized 25,000,000 shares Issued and outstanding 11,978,750 shares	1,197	1,197
Additional paid-in capital	49,761,784	50,027,990
Earnings accumulated during the development stage	1,527,836	840,814
Total shareholders’ equity	51,290,817	50,870,001
Total liabilities and shareholders’ equity	$75,479,529	$74,755,021

See notes to financial statements.

CHINA FORTUNE ACQUISITION CORP.
(a corporation in the development stage)
UNAUDITED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,	Period from August 18, 2006 (inception) to June 30,
	2008	2008	2007
Investment income	$887,358	$1,852,110	$-
Formation and operating expenses	200,336	324,274	225
Net income (loss) before income taxes	687,022	1,527,836	(225)
Provision for income taxes	-	-	-
Net income (loss)	$687,022	$1,527,836	$(225)

Weighted average shares outstanding	11,968,750	8,396,766	2,343,750
Basic and diluted net income (loss) per share	$0.06	$0.18	$0.00

See notes to financial statements.

CHINA FORTUNE ACQUISITION CORP.
(a corporation in the development stage)
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period From August 18, 2006 (Inception) to June 30, 2008

				Earnings
				(Deficit)
				Accumulated
			Additional	During the
	Ordinary Shares		Paid-in	Development	Shareholders'
	Shares	Amount	Capital	Stage	Equity
Balance at August 18, 2006 (inception)	-	$-	$-	$-	$-
Common shares issued to initial shareholders at $.0001 per share	2,343,750	$234	24,766	$-	$25,000
Net loss for the period	-	-	-	(4,686)	(4,686)
Balance at December 31, 2006	2,343,750	234	24,766	(4,686)	20,314
Sale of 9,375,000 units, net of underwriters discount and offering expense (includes 2,811,563 shares subject to possible redemption)	9,375,000	938	70,005,067	-	70,006,005
Proceeds subject to possible conversion of 2,811,563 shares	-	-	(21,705,266)	-	(21,705,266)
Proceeds from issuance of underwriter purchase option	-	-	100	-	100
Proceeds from private placement of insider units	250,000	25	1,999,975	-	2,000,000
Accretion of trust relating to ordinary shares subject to possible redemption	-	-	(296,652)	-	(296,652)
Net income for 2007	-	-	-	845,500	845,500
Balance at December 31, 2007	11,968,750	1,197	50,027,990	840,814	50,870,001
Unaudited:
Accretion of trust relating to ordinary shares subject to possible redemption	-	-	(266,206)	-	(266,206)
Net income for the period	-	-	-	687,022	687,022
Balance at June 30, 2008	11,968,750	$1,197	$49,761,784	$1,527,836	$51,290,817

See notes to financial statements.

CHINA FORTUNE ACQUISITION CORP.
(a corporation in the development stage)
UNAUDITED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,		Period from August 18, 2006 (inception) to
	2008	2007	June 30, 2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$687,022	$(225)	$1,527,836
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Change in operating assets and liabilities:
Prepaid expenses	7,122	-	(126,420)
Accrued expenses	37,485	-	45,587
Net cash provided by (used in) operating activities	731,629	(225)	1,447,003
CASH FLOWS FROM INVESTING ACTIVITIES
Cash held in trust account	(887,358)	-	(74,227,110)
Net cash used in investing activities	(887,358)	-	(74,227,110)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of ordinary shares to to founding shareholders	-	-	25,000
Proceeds from notes payable, related party	-	-	125,000
Repayment of notes payable, related party	-	-	(125,000)
Payment of costs associated with public offering	-	(30,000)	(113,765)
Proceeds from initial public offering, net of offering expenses	-	-	71,994,770
Proceeds from issuance of underwriter purchase option	-	-	100
Proceeds from private placement of insider units	-	-	2,000,000
Net cash provided by financing activities	-	(30,000)	73,906,105
Increase (decrease) in cash	(155,729)	(30,225)	1,125,998
Cash, beginning of period	1,281,727	36,009	-
Cash, end of period	$1,125,998	$5,784	$1,125,998
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Accrued offering costs	$-	$-	$1,875,000
Fair value of underwriter purchase option	$-	$-	$1,198,600
Cash paid for income taxes	$-	$-	$-

See notes to financial statements.

CHINA FORTUNE ACQUISITION CORP.
(a corporation in the development stage)
NOTES TO FINANCIAL STATEMENTS
June 30, 2008

NOTE 1 — ORGANIZATION AND BUSINESS OPERATIONS

China Fortune Acquisition Corp. (the “Company”) was incorporated in the Cayman Islands on August 18, 2006 as a blank check company whose objective is to acquire, through a stock exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in the People’s Republic of China.

All activity through June 30, 2008 relates to the Company’s formation, the public offering described below and efforts to consummate a business combination. The Company has selected December 31 as its fiscal year-end.

The registration statement for the Company’s public offering (“Offering”) was declared effective July 17, 2007. The Company consummated the offering on July 23, 2007 and received net proceeds of approximately $72,050,000 (Note 3) and $2,000,000 from the sale of Insider Units (Note 4). The Company’s management has broad discretion with respect to the specific application of the net proceeds of this Offering, although substantially all of the net proceeds of this Offering are intended to be generally applied toward consummating a business combination with an operating business that has its principal operations located in the People’s Republic of China (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. An initial amount of $72,375,000 (including $2,000,000 of proceeds from the Insider Units was deposited into a trust account (“Trust Account”) and is invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of its first Business Combination and (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses and other entities it engages execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. The Company’s directors have agreed that they will be proportionally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or by vendors or other entities that are owed money by the Company for services rendered contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholder approval. In the event that shareholders owning 30% or more of the shares sold in the Offering vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their 2,343,750 founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (“Public Shareholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

CHINA FORTUNE ACQUISITION CORP.
(a corporation in the development stage)
NOTES TO FINANCIAL STATEMENTS
June 30, 2008

NOTE 1 — ORGANIZATION AND BUSINESS OPERATIONS (Continued)

With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may demand that the Company convert his or her shares. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of ordinary shares held by Public Shareholders at the consummation of the Offering. Accordingly, Public Shareholders holding 29.99% of the aggregate number of shares owned by all Public Shareholders may seek conversion of their shares in the event of a Business Combination. Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Shareholders. Accordingly, a portion of the net proceeds from the Offering (29.99% of the amount held in the Trust Account, $22,268,125) has been classified as ordinary shares subject to possible conversion on the accompanying balance sheet.

The Company’s memorandum and articles of association provides that the Company will continue in existence only until July 23, 2009. If the Company has not completed a Business Combination by such date, its corporate existence will cease and it will dissolve and liquidate for the purposes of winding up its affairs. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Fund assets) will be less than the initial public offering price per share in the Offering (assuming no value is attributed to the Warrants contained in the Units to be offered in the Offering discussed in Note 3).

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Held in Trust

The Trust Account at June 30, 2008 is comprised of U.S Treasury Bills carried at market. Such securities generate current income which is exempt from federal income tax.

Earnings Per Share

Basic earnings per share is computed by dividing net loss by the weighted-average number of shares of ordinary shares outstanding during the period. Basic earnings per share is computed by dividing income available to ordinary shareholders by the weighted average ordinary shares outstanding during the period. Calculation of the weighted average ordinary shares outstanding during the period is based on 2,343,750 initial shares outstanding throughout each period from August 18, 2006 (inception) to July 17, 2007 and 11,968,750 ordinary shares outstanding after the effective date of the offering and closing of the private placement.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earning of the Company. As the warrants issued in the public offering are not yet exercisable, basic and diluted earnings per share were the same for all periods.

Earning per share for the period from the effective date of the public offering to June 30, 2008 attributable to ordinary shares subject to possible conversion approximated $0.20 per ordinary share (approximately $0.09 for the six months ended June 30, 2008).

CHINA FORTUNE ACQUISITION CORP.
(a corporation in the development stage)
NOTES TO FINANCIAL STATEMENTS
June 30, 2008

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Effect of Recent Accounting Pronouncements

SFAS 141R, Business Combinations

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), ‘‘Business Combinations’’ (‘‘FAS 141R’’). FAS 141R replaces Statement of Financial Accounting Standards No. 141, ‘‘Business Combinations’’ (‘‘FAS 141’’), although it retains the fundamental requirement in FAS 141 that the acquisition method of accounting be used for all business combinations. FAS 141R establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures the assets acquired, liabilities assumed and any noncontrolling (‘‘minority’’) interest in the acquiree, (b) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase and (c) determines what information to disclose regarding the business combination. FAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the Company’s 2009 fiscal year. The Company is currently assessing the potential effect of FAS 141R on its financial statements.

SFAS 160, Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, ‘‘Noncontrolling (‘‘minority’’) Interests in Consolidated Financial Statements’’ (‘‘FAS 160’’). FAS 160 establishes accounting and reporting standards for the noncontrolling (‘‘minority’’) interest in a subsidiary, commonly referred to as minority interest. Among other matters, FAS 160 requires (a) the noncontrolling (‘‘minority’’) interest be reported within equity in the balance sheet and (b) the amount of consolidated net income attributable to the parent and to the noncontrolling (‘‘minority’’) interest to be clearly presented in the statement of income. FAS 160 is effective for the Company’s 2009 fiscal year. FAS 160 is to be applied prospectively, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Company is currently assessing the potential effect of FAS 160 on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

CHINA FORTUNE ACQUISITION CORP.
(a corporation in the development stage)
NOTES TO FINANCIAL STATEMENTS
June 30, 2008

NOTE 3 — PUBLIC OFFERING

On July 23, 2007, the Company sold 9,375,000 units (“Units”) at a price of $8.00 per Unit in the Offering. Each Unit consists of one ordinary share of the Company and one Redeemable Purchase Warrant (“Warrants”). Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $6.00 commencing the later of the completion of a Business Combination and July 17, 2008 and expiring July 16, 2011. The Company may redeem the Warrants, at a price of $.01 per Warrant upon 30 days’ notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a "cashless basis." In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the "fair market value" (defined below) by (y) the fair market value. The "fair market value" shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

The Company paid the underwriters in the Offering an underwriting discount of 5.5% of the gross proceeds of the Offering and a non-accountable expense allowance of 0.5% of the gross proceeds of the Offering. However, the underwriters agreed that 1.5% of the underwriting discounts will not be payable unless and until the Company completes a Business Combination and have waived their right to receive such payment upon the Company’s liquidation if it is unable to complete a Business Combination. Accordingly, the Company has recorded deferred underwriting fees of $1,875,000 on the accompanying balance sheet.

The Company also issued a unit purchase option, for $100, to EarlyBirdCapital, Inc. (“EBC”), the representative of the underwriters in the Offering, to purchase 400,000 Units at an exercise price of $10.00 per Unit. The Units issuable upon exercise of this option are identical to the Units sold in the Offering. The Company accounted for the fair value of the unit purchase option, inclusive of the receipt of the $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of this unit purchase option was approximately $1.2 million ($2.99 per Unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 42.88%, (2) risk-free interest rate of 4.74% and (3) expected life of 5 years. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

CHINA FORTUNE ACQUISITION CORP.
(a corporation in the development stage)
NOTES TO FINANCIAL STATEMENTS
June 30, 2008

NOTE 4 — INSIDER UNITS

Simultaneously with the consummating of the Offering, one of the Initial Shareholders purchased 250,000 Units (“Insider Units”) at $8.00 per Unit (for an aggregate purchase price of $2,000,000) privately from the Company. All of the proceeds received from these purchases were placed in the Trust Account. The Insider Units purchased are identical to the Units sold in the Offering except that if the Company calls the Warrants for redemption, the warrants included in the Insider Units may be exercisable on a “cashless basis,” at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), so long as such securities are held by such purchaser or his affiliates. Furthermore, the purchaser has agreed that the Insider Units will not be sold or transferred by him until after the Company has completed a Business Combination.

NOTE 5 — NOTE PAYABLE, RELATED PARTY

At inception, the Company issued a $125,000 unsecured promissory note to Mr. Bo Yu, the Company’s Chairman and Chief Executive Officer. The note was non-interest bearing and was repaid from proceeds of the public offering.

NOTE 6 — COMMITMENTS

The Company occupies office space provided by an affiliate of the Company’s officers and directors. Such affiliate agreed that, until the Company consummates a Business Combination or its liquidation, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services commencing on July 17, 2007. Expense under the arrangement approximated $45,000 during the six months ended June 30, 2008.

Pursuant to letter agreements dated as of September 26, 2006 with the Company and EBC, the initial shareholders have waived their rights to receive distributions with respect to their founding shares upon the Company’s liquidation.

The Initial Shareholders and the holders of the Insider Units (or underlying securities) are entitled to registration rights with respect to their founding shares or Insider Units (or underlying securities) pursuant to an agreement dated as of July 17, 2007. The holders of the majority of the founding shares are entitled to make up to two demands that the Company register such shares. The holders of the majority of the founding shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of the Insider Units (or underlying securities) are entitled to demand that the Company register these securities at any time after the Company consummates a Business Combination. In addition, the Initial Shareholders and holders of the Insider Units (or underlying securities) have certain “piggy-back” registration rights on registration statements filed after the Company’s consummation of a Business Combination.

EBC has been engaged by the Company to act as the Company’s non exclusive investment banker in connection with a proposed Business Combination. For assisting the Company in structuring and negotiating the terms of a Business Combination, the Company will pay EBC a cash transaction fee equal to 1% of the total consideration paid in connection with the Business Combination, with a maximum fee to be paid of $750,000.

CHINA FORTUNE ACQUISITION CORP.
(a corporation in the development stage)
NOTES TO FINANCIAL STATEMENTS
June 30, 2008

NOTE 7 — PREFERRED SHARES

The Company is authorized to issue 1,000,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

The agreement with the underwriters prohibits the Company, prior to a Business Combination, from issuing preferred shares which participate in the proceeds of the Trust Account or which votes as a class with the ordinary shares on a Business Combination.

NOTE 8 - SHAREHOLDERS' EQUITY

Effective June 17, 2007, the Company’s Board of Directors authorized a stock dividend of 0.171875 ordinary shares for each outstanding ordinary share. On June 17, 2007, the Company’s Memorandum and Articles of Association were amended to increase the authorized ordinary shares from 25,000,000 to 30,000,000 ordinary shares. All references in the accompanying financial statements to the number of ordinary shares have been retroactively restated to reflect these transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 18, 2008	CHINA FORTUNE ACQUISITION CORP.

	By:	/s/ Yufeng Zhang
Yufeng Zhang
Chief Financial Officer, Secretary and Treasurer